Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL

Michael A. Bamberger
(212) 768-6756
mbamberger@sonnenschein.com


02002700

1221 Avenue of the Americas
New York, NY 10020
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Chicago
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Washington, D.C.

December 10, 2001

U.S. POST OFF
DELAYED

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

SUPPL


JAN 23 2002

RE: The Albert Fisher Group PLC
Your File No. 82-1020

Gentlemen:

On behalf of our client, The Albert Fisher Group PLC, we furnish herewith pursuant to Rule 12g3-2(b) of the 1934 Act a copy of the press release dated 21 November 2001 regarding the appointment of David Jarvis as a non-executive director of the company.

Would you please acknowledge receipt of these documents on the enclosed copy of this letter and return it to us in the enclosed stamped self-addressed envelope. Thank you.

Sincerely yours,

Michael A. Bamberger

MAB:bf
Enclosures

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

cc: (without enclosures):
Terry Robinson
Mary Sweeney, Esq.

FOR IMMEDIATE RELEASE

21 NOVEMBER 2001

DAVID JARVIS TO BE APPOINTED NON-EXECUTIVE DIRECTOR OF ALBERT FISHER

The Board of The Albert Fisher Group PLC ("Albert Fisher") announces that David Jarvis will be appointed a non-executive director of the company with effect from 13 December 2001.

Mr Jarvis is a former chief executive and vice chairman of Hilton International and, between 1991-95, was an executive director of Allied Domecq. He is a former director of Allied Lyons Group where his various roles included that of chairman and chief executive of J. Lyons & Co.

Commenting on the appointment, Hugh Ashton, chairman, said: "We are delighted to welcome David Jarvis to our Board. David brings a wealth of experience with him which will prove invaluable to Albert Fisher particularly as we pursue the next phase of our business strategy."

For further information please contact:

Terry Robinson, Chief Executive, Albert Fisher: Tel: 01442 261116

Gavin Barry, Cardew & Co: Tel: 020 7930 0777